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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                 SCHEDULE 13E-3
                               (Amendment No. 4)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             WIZTEC SOLUTIONS LTD.
                                (Name of Issuer)

                       CONVERGYS ISRAEL INVESTMENTS LTD.
                             CONVERGYS CORPORATION
                       (Name of Persons Filing Statement)

                Ordinary Shares, New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                     (CUSIP Number of Class of Securities)

                             William D. Baskett III
                         General Counsel and Secretary
                             Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

This statement is filed in connection with (check the appropriate box):

     a. [   ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [   ] The filing of a registration statement under the Securities Act of
1933.

     c. [   ] A tender offer.

     d. [ X ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE
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
TRANSACTION VALUATION*                                         AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------
$63,146,144(1)..............................................       $12,629.23(2)

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1.    For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $21.28, the average of the high and low prices of Ordinary Shares reported on May 19, 1999, by 2,967,394 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of May 19, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of all warrants and options to purchase Ordinary Shares which were outstanding as of May 19, 1999.

2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.

[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,152.51
Form or Registration No.: Schedule 14D-1
Filing Party: Convergys Corporation, Convergys Israel Investments Ltd. and
              Convergys Information Management Group Inc.
Date Filed: April 1, 1999
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

                                  INTRODUCTION

     Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent ("Sub"), hereby amend and supplement their Transaction Statement on Schedule 13E-3 originally filed on April 1, 1999, as amended. As previously indicated, with respect to the recently completed offer to purchase all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), Sub purchased and currently owns 4,829,939 Shares (of which 4,750,000 Shares were tendered by an affiliate of Sub) or approximately 68.2% of the Shares outstanding, at the purchase price of $18.30 per Share, net to the Seller in cash. Since holders of at least 90% of the Shares did not accept the recently completed tender offer, as set forth in the previously distributed offer to purchase materials, in order to increase Sub's Share ownership, Sub is electing to engage, from time to time, in its sole discretion, in open market and privately negotiated purchases of Shares and warrants to purchase Shares, at prices which may be greater or less than the Offer Price of $18.30 per Share.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (b) The class of equity securities and the amount of such outstanding securities being sought are 2,252,994 Ordinary Shares, New Israeli Shekel 1 Par Value, of the Company and 714,400 Ordinary Shares which may be issued as a result of the exercise of any of the warrants and options to purchase Shares which were outstanding as of May 19, 1999. There were 7,082,933 shares outstanding as of May 19, 1999. As of May 20, 1999 there were 33 holders of record of Ordinary Shares.

     (c) The following table supplements the information previously supplied regarding the high and low closing sales price per Share on the Nasdaq National Market as reported in published financial sources.

                                                           1999 SHARE PRICE
                                                          ------------------
                                                           HIGH        LOW
                                                          -------    -------
First Quarter...........................................  $19.375    $12.357
Second Quarter (through May 19, 1999)...................  $21.438    $18.063

     (f) The information set forth in "Item 10 -- Interest in Securities of Issuer" of Schedule 13E-3, Amendment No. 3, and in "Special Factors --
 Background of the Offer" and "The Tender Offer -- Section 6: Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase, is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) - (b) The information set forth in the "Introduction" of Schedule 13E-3, Amendment No. 3, and in the "Introduction," "Special
Factors -- Background of the Offer," "Special Factors -- Related Party Transactions," and "The Tender Offer -- Section 9: Certain Information Concerning Parent and Sub" of the Offer to Purchase, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the "Introduction" of this Schedule 13E-3, Amendment No. 4, is incorporated herein by reference.

     (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (g): Parent ultimately wishes to increase its ownership of Shares to 100%. Parent's philosophy and policy is to own the entire equity interests of its subsidiaries in order to simplify the management of its subsidiaries and to eliminate the possibility of any potential conflicts of interest between itself and any shareholders of its subsidiaries. The open market and privately negotiated purchases of Shares and warrants to purchase Shares will increase Parent's indirect share ownership. Other than the purchases described herein and as described below, Parent, Sub and the persons set forth in Schedule I of the Offer to Purchase have no current plans or proposals which relate to or would result in the following: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of the assets of the Company; (c) any change in the present board of directors and management of the Company including, but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer; (d) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; or (e) any other material change in the Company's corporate structure or business. Notwithstanding the above, Parent and Sub reserve the right to replace all or some of the current directors of the Company. Also Parent intends to continue a review of the Company in order to best integrate the activities of the Company and Parent and its affiliates, and Parent expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments.

     Parent and Sub are considering and, in the future, may initiate a plan or an arrangement between themselves, the Company and the Company's shareholders, in accordance with Section 233 of the Companies Ordinance, pursuant to which Parent and Sub would acquire the remaining Shares of the Company. Pursuant to
Section 233 of the Companies Ordinance, an Israeli court is authorized, upon motion of the Company, to convene a meeting of shareholders of the Company to adopt an acquisition arrangement by the affirmative vote of both (i) the majority of the shareholders represented at the meeting, in person or by properly executed proxy, and voting thereon, and (ii) the holders (including
Sub) of not less than 75% of the voting power of the Shares represented at the meeting, in person or by properly executed proxy, and voting thereon. If the acquisition arrangement would be approved at such a meeting pursuant to Section 233 of the Companies Ordinance, the Company would file with the court a second motion requesting that the court issue an order approving the acquisition arrangement. The court has broad discretion under Section 233 of the Companies Ordinance in approving or rejecting such shareholder approval of the acquisition arrangement, and objections to the approval of the acquisition arrangement may be submitted to the court by shareholders and other parties. The court is authorized, at its discretion, to issue an order approving the acquisition arrangement, rejecting the acquisition arrangement or approving the acquisition arrangement subject to modifications. Assuming the court issues an order approving the acquisition arrangement, Parent and Sub would take the necessary steps to effectuate the acquisition arrangement and, at its consummation, all of the Shares issued and outstanding at such time would be deemed transferred to Parent and Sub and they would own 100% of the outstanding Shares of the Company.

     In addition, at such time as the requirements for termination of registration of the Shares under the Securities Exchange Act of 1934 are met, Sub will seek to cause the Company to terminate the registration of the Shares under such Act. Also, Sub will seek to cause the Company to de-list the Shares at such time as the Shares may no longer be eligible for listing on the Nasdaq National Market.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) Sub will obtain all funds for the open market and privately negotiated purchases of Shares from Parent in the form of capital contributions, loans or advances. Parent anticipates funding the capital contributions or advances through one or more of a combination of cash on hand and other internally generated funds, commercial paper, privately placed notes and arranged bank credit facilities.

     (b) Sub believes that the only expenses to be incurred in connection with the open market and privately negotiated purchases of Shares and warrants to purchase Shares are brokerage fees and commissions related to the sale and purchase of the Shares. Since the amount of such brokerage fees and commissions will vary depending on the rates charged and the number of Shares purchased, it is not possible to estimate at this time the amount of expenses that will be incurred.

     (c) The information set forth in "The Tender Offer -- Section 10: Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVE REASONS AND EFFECTS.

     (a) - (d) The information set forth in the Introduction of this Schedule 13E-3, Amendment No. 4, and in the "Introduction," "Special
Factors -- Background of the Offer" and "Special Factors -- Purpose of the Offer; Reasons of Parent and Sub for Offer," of the Offer to Purchase, is incorporated herein by reference. As a result of the purchases described herein, the direct and indirect interest of Parent in the Company's net book value and net earnings will increase as its percentage of Share ownership increases. For example, on a pro forma basis, if the purchases described herein had been completed as of December 31, 1998 and had resulted in increasing the share ownership from approximately 68% to 80%, Parent's interest in the Company's net book value would have increased from approximately $16,548,000 to approximately $19,468,000 and in the Company's net earnings from approximately $3,824,000 to approximately $4,498,000.

     Certain U.S. Tax Considerations. The following is a general summary of certain U.S. Federal income tax consequences that are relevant to a beneficial holder of Shares subject to tax in the U.S. whose Shares are purchased in open market and privately negotiated transactions (a "Holder"). The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The following discussion does not address the U.S. Federal income tax consequences to all categories of Holders that may be subject to special rules (e.g., holders who acquired their Shares pursuant to the exercise of employee stock options or other compensation arrangements with the Company, foreign holders, insurance companies, tax-exempt organizations, dealers in securities and persons who have acquired the Shares as part of a straddle, hedge, conversion transaction or other integrated investment). Holders should consult their own tax advisors regarding the U.S. Federal, state, local and foreign income and other tax consequences of their sale of Shares.

     The receipt of cash for Shares sold in open market and privately negotiated transactions will be a taxable transaction for U.S. Federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. In general, a Holder who sells Shares will recognize gain or loss for Federal income tax purposes equal to the difference, if any, between the amount of cash received and the Holder's tax basis in the Shares sold in such transactions. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold in such transactions. Such gain or loss will be long-term capital gain or loss if the Holder either has held the Shares for more than one year at the time of the consummation of such transactions or received the shares by gift or inheritance and may treat the shares as having been held for more than one year. Capital gains recognized by an individual investor (or an estate or certain trusts) upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum tax rate of 20% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income rates. In determining the amount of capital gain subject to tax, capital gain may be offset by capital losses. Certain limitations apply to the use of capital losses.

     Certain Israeli Tax Considerations. The following is a summary of certain Israeli tax considerations applicable to the Company's shareholders in connection with the receipt of cash for Shares sold in such transactions. The following summary is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations. The following summary is addressed only to shareholders that hold the Shares as capital assets (generally, assets held for investment) and may not apply to all shareholders.

     Israeli law generally imposes a capital gains tax on the sale of shares in an Israeli company like the Company by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The law distinguishes between the "Real Gain" and the "Inflationary Surplus". The Real Gain is the excess of the total capital gain over the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Real Gain is added to ordinary income which is taxed at an individual's marginal rate (up to 50%) and 36% for companies. The Inflationary Surplus accumulated through December 31, 1993 is generally taxed at a rate of 10%, while the Inflationary Surplus accumulated from December 31, 1993 is exempt from capital gains tax.

     Pursuant to the Income Tax Order (Exemption from Tax on Capital Gains From the Sale of Shares) (the "Exemption Order"), capital gains from the sale, by both residents and non-residents of Israel, of shares of an Industrial Company which are traded on a recognized foreign stock exchange (including the Nasdaq National Market) are exempt from taxation. There are various exceptions to the exemption which, generally speaking, deny the exemption with regard to capital gains realized when a share in a company has been sold for the first time after the registration of the shares of that company on a recognized foreign stock exchange. Sub believes that the Company currently qualifies as an Industrial Company within the meaning of the Exemption Order; however, such qualification has never been established definitively. The exemption under the Exemption Order is not applicable to companies that report in accordance with the Income Tax Law (Inflationary Adjustment) -- 1985.

     In addition to the exemption provided by the Exemption Order, pursuant to the Convention Between the Government of the United States and the Government of Israel with respect to Taxes on Income (the "Treaty"), the sale, exchange or disposition of Shares by a person who qualifies as a resident of the United States within the meaning of the Treaty (a "Treaty Resident") will not be subject to Israeli capital gains tax unless such Treaty Resident holds, directly or indirectly, Shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding the sale, exchange or disposition. A sale, exchange or disposition of Shares by a Treaty Resident who holds, directly or indirectly, Shares representing 10% or more of the voting power of the Company during such 12-month period will be subject to such Israeli capital gains tax; however, under the Treaty, such Treaty Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to the foreign tax credits.

     Income from the sale of shares which an employee was issued as the result of the exercise of options awarded under an employee option plan in the framework of Section 102 of the Income Tax Ordinance (a "Section 102 Plan") generally is computed at the difference between the sale price and the exercise price and is taxed at the employee's marginal tax rate. In a Section 102 Plan, an employee, who sells shares issued as the result of the exercise of options before two years have elapsed from the award of the options, is subject to taxation according to the highest tax of three possibilities: the tax which would have been owing upon award of the options, the tax owing at the time of the sale and the tax which would have been owing two years after the award of the options.

     THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE DISPOSITION OF SHARES. HOLDERS OF SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) - (b) Parent and Sub reasonably believe that the open market purchases and privately negotiated transactions will be fair to unaffiliated security holders because the purchases of Shares will be at arms-length between a willing seller and a willing buyer in the open market or through negotiated purchases. Thus, any price at which Shares are purchased will be determined without negotiations with or input by the Company.

     (c) - (e) Since the transactions are open market and privately negotiated transactions, the approval of at least a majority of unaffiliated security holders is not required, and a majority of the directors who are not employees of the Company (i) has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of such transactions or preparing a report concerning the fairness of such transactions and (ii) has not approved or disapproved such transactions.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) Neither Parent or Sub nor the Company has received any report, opinion or appraisal from an outside party which is materially related to the open market and privately negotiated transactions described herein.

     (b) Not applicable.

     (c) Not applicable.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b): The information set forth in the "Introduction" of this
Schedule 13E-3, Amendment No. 4, and in the "Introduction," "Special
Factors -- Background of Offer," "Special Factors -- Interests of Certain Persons in Offer" and "Special Factors -- Beneficial Ownership of Shares" of the Offer to Purchase, is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) At the present time, none of the executive officers, directors or affiliates of the Company unrelated to Parent and Sub have indicated whether they will sell any Shares owned by them in open market or privately negotiated transactions.

     (b) The Company's Board of Directors has expressed no opinion and has not made any recommendation, and will not make any recommendation, as to whether shareholders should sell their Shares in open market or privately negotiated transactions. Each shareholder should make its own determination as to whether it wishes to sell its Shares.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

     (a) Since the proposed transactions are open market purchases and privately negotiated purchases of Shares, appraisal rights are not applicable to these transactions and, thus, are not available to security holders.

     (b) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in "The Tender Offer -- Section 8: Certain Information Concerning the Company" and in Schedule II to the Offer to Purchase is incorporated herein by reference. The table below sets forth information for the quarters ended March 31, 1999 and 1998.

                             WIZTEC SOLUTIONS LTD.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             QUARTER ENDED
                                                               MARCH 31,
                                                            ----------------
                                                             1999      1998
                                                            ------    ------
Statement of Operations Data:
  Revenues................................................  $7,335    $3,510
  Net Income..............................................   3,006       681
Earnings Per Share:
  Basic...................................................  $0.445    $0.103
  Diluted.................................................   0.412     0.098
Weighted Average Common Shares Outstanding:
  Basic...................................................   6,755     6,600
  Diluted.................................................   7,303     6,924

                                                  AT MARCH 31,    AT DECEMBER 31,
                                                      1999             1998
                                                  ------------    ---------------
Balance Sheet Data:
  Total Current Assets..........................    $27,425           $22,479
  Total Assets..................................     33,524            28,442
  Total Current Liabilities.....................      4,007             3,853
  Total Liabilities.............................      4,293             4,107
  Shareholders' Equity..........................     29,231            24,335
  Book Value per Diluted Share..................    $  4.00           $  3.51

     (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) Not applicable.

     (b) The information set forth in subparagraph (b) of Item 6 -- "Source and Amount of Funds or Other Consideration" of this Schedule 13E-3, Amendment No. 4, is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     Not applicable.

ITEM 17. MATERIALS TO BE FILED AS EXHIBITS.

     (d)(11) Letter to security holders in connection with the open market and privately negotiated transactions.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 24, 1999                    Convergys Israel Investments Ltd.

                                      By: /s/ WILLIAM D. BASKETT III

                                         ---------------------------------------
                                         William D. Baskett III
                                         Vice President

                                      Convergys Corporation

                                      By: /s/ WILLIAM D. BASKETT III

                                         ---------------------------------------
                                         William D. Baskett III
                                         General Counsel and Secretary

                                 EXHIBIT INDEX

EXHIBITS
--------
(d)(11)       Letter to security holders in connection with the open
              market and privately negotiated transactions